Exhibit 99.1

Bit Origin Ltd Secures $6.74 Million Investment to Build a New Crypto Mining Data Center in the U.S.

•	The investment will be allocated for the construction of a brand new 25 MW crypto mining data center in Cheyenne, Wyoming.

•	The management anticipates the data center's completion in early Q2 2024, providing the capacity to accommodate approximately 4,480 to 8,400 bitcoin miners.

•	The new cypto mining center foresees substantial revenue and cash flow generation for Bit Origin, starting in the latter half of 2024.

New York, December 11, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announces it has entered into a securities purchase agreement to sell up to $24.74 million of convertible notes (“Notes”) and warrants to U.S. based institutional investor ATW Digital Asset Opportunities LLC (“ATW”). The initial commitment of $6.74 million (prior to fees and offering expenses) will fund the construction of a brand-new 25MW cryptocurrency mining data center, named as Auspice (referred to as "the Project" or "Project Auspice"). This facility is situated in Cheyenne, Wyoming, USA. Management anticipates that the project will commence producing substantial revenue and cash flow for the company starting in the second half of 2024.

Lucas Wang, Chairman and Chief Executive Officer of Bit Origin commented, “We are very pleased to partner with ATW again, and this new financing is a critical component to fund our new Auspice Project. We are excited that the Auspice Project will adopt eco-friendly immersion cooling technology and we are honoured to have ATW to support our vision.”

The Project Auspice is a 25 MW crypto mining data center located in Cheyenne Wyoming, where electricity supply is abundant as well as stable and the weather condition is favourable to crypto mining. The Company owns 55% interests of the Project Auspice with the remaining interests owned by ATW and certain other investor. The Project adopts advanced immersion cooling technology, which has low noise, low energy consumption and strong heat dissipation capacity. The Project Auspice will also have a professional team to provide operation and maintenance technical services to ensure the stable operation of the data center. The Company has finalized the budget preparation, project plans, and design drawings of the project. The Company expects to complete it in early Q2 2024. Upon completion, the project can host around 4,480 to 8,400 bitcoin miners depending on the types of the miners.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

About ATW Partners LLC

ATW Partners is a New York-based hybrid venture capital/private equity firm that focuses on investing in high quality companies at various stages. Investors choose ATW for our unique and disciplined investment process targeting high risk-adjusted returns. We invest in debt and equity and offer investment flexibility to our portfolio companies with tailored investment structure solutions.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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